Exhibit 99.1

17 Education & Technology Group Inc. Announces First Quarter

2023 Unaudited Financial Results

BEIJING, China, June 15, 2023 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the first quarter of 2023.

First Quarter 2023 Highlights1

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Net revenues were RMB9.3 million (US$1.4 million), representing a year-over-year decrease of 96.0% from RMB233.4 million in the first quarter of 2022.
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Gross margin was 24.4%, decreasing from 60.7% in the first quarter of 2022.
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Net loss was RMB92.5 million (US$13.5 million), significantly increasing from net loss of RMB24.8 million in the first quarter of 2022.
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Net loss as a percentage of net revenues was negative 997.9% in the first quarter of 2023, compared with negative 10.6% in the first quarter of 2022.
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Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB28.5 million (US$4.1 million), was RMB64.0 million (US$9.3 million), compared with adjusted net income (non-GAAP) of RMB9.9 million in the first quarter of 2022.
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Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 690.6% in the first quarter of 2023, compared with 4.2% of adjusted net income (non-GAAP) as a percentage of net revenues in the first quarter of 2022.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “The COVID outbreak in China in the fourth quarter of 2022 caused delays in the bidding and delivery processes of our major projects which adversely affected our financial performance in the last two quarters. However, our in-school SaaS business continues to advance beyond the financial results might indicate.”

“Year to date, our teaching and learning SaaS business has won multiple landmark projects across China, including the RMB116 million Shanghai Minhang District smart-pen and intelligent homework project and the RMB20 million Beijing Xicheng District cloud classroom evaluation system project. These winnings demonstrate our competitive advantages in the space and the market's recognition of our offerings, all rooted in our deep insights into classroom and homework scenarios, accumulated AI capability technology and data insights, and exceptional ability to achieve large-scale regular use by teachers and students."

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “Our revenue and gross profit in the first quarter of 2023 were impacted due to the delays in bidding and delivery of several projects. However, the recent winning of major projects have marked another key milestone in the Company’s new business strategies. These projects are expected to be delivered gradually over the upcoming quarters and reflected it in our financial statements.”

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

First Quarter 2023 Unaudited Financial Results

Net Revenues

Net revenues for the first quarter of 2023 were RMB9.3 million (US$1.4 million), representing a year-over-year decrease of 96.0% from RMB233.4 million in the first quarter of 2022, mainly due to the significant delays in the bidding and delivery processes of major projects which affected revenue recognition in the quarter.

Cost of Revenues

Cost of revenues for the first quarter of 2023 was RMB7.0 million (US$1.0 million), representing a year-over-year decrease of 92.4% from RMB91.8 million in the first quarter of 2022, which was largely in line with the decrease in net revenues.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2023 was RMB2.3 million (US$0.3 million), representing a year-over-year decrease of 98.4% from RMB141.7 million in the first quarter of 2022.

Gross margin for the first quarter of 2023 was 24.4%, compared with 60.7% in the first quarter of 2022.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended March 31,
	2022		2023			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	21,997	9.4%	21,828	3,178	235.4%	-0.8%
Research and development expenses	97,476	41.8%	44,273	6,447	477.4%	-54.6%
General and administrative expenses	51,301	22.0%	40,182	5,851	433.3%	-21.7%
Total operating expenses	170,774	73.2%	106,283	15,476	1,146.1%	-37.8%

Total operating expenses for the first quarter of 2023 were RMB106.3 million (US$15.5 million), including RMB28.5 million (US$4.1 million) of share-based compensation expenses, representing a year-over-year decrease of 37.8% from RMB170.8 million in the first quarter of 2022.

Sales and marketing expenses for the first quarter of 2023 were RMB21.8 million (US$3.2 million), including RMB5.1 million (US$0.7 million) of share-based compensation expenses, representing a year-over-year decrease of 0.8% from RMB22.0 million in the first quarter of 2022.

Research and development expenses for the first quarter of 2023 were RMB44.3 million (US$6.4 million), including RMB7.0 million (US$1.0 million) of share-based compensation expenses, representing a year-over-year decrease of 54.6% from RMB97.5 million in the first quarter of 2022. The decrease was primarily attributable to workforce optimization in line with business adjustment and continuous expenses management.

General and administrative expenses for the first quarter of 2023 were RMB40.2 million (US$5.9 million), including RMB16.5 million (US$2.4 million) of share-based compensation expenses, representing a year-over-year decrease of 21.7% from RMB51.3 million in the first quarter of 2022. The decrease was primarily due to workforce optimization in line with business adjustment and continuous expenses management.

Loss from Operations

Loss from operations for the first quarter of 2023 was RMB104.0 million (US$15.1 million), compared with RMB29.1 million in the first quarter of 2022. Loss from operations as a percentage of net revenues for the first quarter of 2023 was negative 1,121.8%, compared with negative 12.5% in the first quarter of 2022.

Net Loss

Net loss for the first quarter of 2023 was RMB92.5 million (US$13.5 million), compared with net loss of RMB24.8 million in the first quarter of 2022. Net loss as a percentage of net revenues was negative 997.9% in the first quarter of 2023, compared with negative 10.6% in the first quarter of 2022.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the first quarter of 2023 was RMB64.0 million (US$9.3 million), compared with adjusted net income (non-GAAP) of RMB9.9 million in the first quarter of 2022. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 690.6% in the first quarter of 2023, compared with 4.2% of adjusted net income (non-GAAP) as a percentage of net revenues in the first quarter of 2022.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Cash and Cash Equivalents, Restricted Cash, and Short-term Investments

Cash and cash equivalents, restricted cash, and short-term investments were RMB639.5 million (US$93.1 million) as of March 31, 2023, compared with RMB737.7 million as of December 31, 2022.

Conference Call Information

The Company will hold a conference call on Wednesday, June 14, 2023 at 9:00 p.m. U.S. Eastern Time (Thursday, June 15, 2023 at 9:00 a.m. Beijing time) to discuss the financial results for the first quarter of 2023.

Please note that participants need to pre-register for the conference call participation by navigating to https://register.vevent.com/register/BIce1be812566a42809928eca0ce5a00e2. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended March 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8676 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	707,895	418,395	60,923
Restricted cash	10,231	20,415	2,973
Short-term investments	19,531	200,714	29,226
Accounts receivable	34,824	33,438	4,869
Prepaid expenses and other current assets	140,894	160,916	23,431
Total current assets	913,375	833,878	121,422
Non-current assets
Property and equipment, net	32,295	28,482	4,147
Right-of-use assets	30,052	24,773	3,607
Long-term investment	—	4,984	726
Other non-current assets	4,802	4,391	639
TOTAL ASSETS	980,524	896,508	130,541
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	153,023	136,909	19,935
Deferred revenue and customer advances, current	42,385	44,053	6,415
Operating lease liabilities, current	18,719	16,142	2,350
Total current liabilities	214,127	197,104	28,700

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	7,534	7,232	1,053
TOTAL LIABILITIES	221,661	204,336	29,753
SHAREHOLDERS' EQUITY
Class A ordinary shares	300	301	44
Class B ordinary shares	38	38	6
Treasury stock	(21)	(23)	(3)
Additional paid-in capital	10,954,822	10,985,530	1,599,617
Accumulated other comprehensive income	62,689	57,828	8,419
Accumulated deficit	(10,258,965)	(10,351,502)	(1,507,295)
TOTAL SHAREHOLDERS' EQUITY	758,863	692,172	100,788
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	980,524	896,508	130,541

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	233,446	9,273	1,350
Cost of revenues	(91,785)	(7,010)	(1,021)
Gross profit	141,661	2,263	329
Operating expenses (Note 1)
Sales and marketing expenses	(21,997)	(21,828)	(3,178)
Research and development expenses	(97,476)	(44,273)	(6,447)
General and administrative expenses	(51,301)	(40,182)	(5,851)
Total operating expenses	(170,774)	(106,283)	(15,476)
Loss from operations	(29,113)	(104,020)	(15,147)
Interest income	2,065	7,774	1,132
Foreign currency exchange gain	203	13	2
Other income, net	2,079	3,712	541
Loss before provision for income tax and loss from equity method investments	(24,766)	(92,521)	(13,472)
Income tax expenses	—	—	—
Loss from equity method investments	—	(16)	(2)
Net loss	(24,766)	(92,537)	(13,474)
Net loss available to ordinary shareholders of 17	(24,766)	(92,537)	(13,474)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.05)	(0.19)	(0.03)
Net loss per ADS (Note 2)
Basic and diluted	(0.50)	(1.90)	(0.30)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	508,608,858	486,558,988	486,558,988

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	3,980	5,067	738
Research and development expenses	7,185	6,964	1,014
General and administrative expenses	23,480	16,464	2,397
Total	34,645	28,495	4,149

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Net Loss	(24,766)	(92,537)	(13,474)
Share-based compensation	34,645	28,495	4,149
Income tax effect	—	—	—
Adjusted net income (loss)	9,879	(64,042)	(9,325)